

January 27, 2023

Robert Arch, Ph.D.
Chief Executive Officer
OncoSec Medical Inc.
24 North Main Street
Pennington, NJ 08534

> **Re: OncoSec Medical Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2022**
> **Filed October 31, 2022**
> **File No. 000-54318**

Dear Robert Arch:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2022

Notes to Consolidated Financial Statements
Note 12 - Related Party Transactions, page F-24

1.   Please explain the current status of the license and services agreements with CGP, as disclosed in Note 10 of your Form 10-K for the fiscal year ended July 31, 2020. Revise your disclosure accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences